EXHIBIT 21.1

SUBSIDIARIES OF PROPHASE LABS, INC.

	State or other
	Jurisdiction of	Ownership
Subsidiaries	Incorporation	Percentage

Nebula Genomics Holdings, Inc.	Delaware	100%
Nebula Genomics, Inc.	Delaware	100%
ProPhase Biopharma, Inc.	Delaware	100%
ProPhase Diagnostics, Inc.	Delaware	100%
ProPhase Diagnostics NY, Inc.	Delaware	100%
ProPhase Diagnostics UT, Inc.	Delaware	100%
ProPhase Global Healthcare, Inc.	Delaware	100%
ProPhase Digital Media, Inc.	Delaware	100%
Quigley Pharma Inc.	Delaware	100%
TK Supplements, Inc.	Delaware	100%
ProPhase Billing Services, Inc.	Delaware	100%
DNA Complete, Inc.	Delaware	100%

The above subsidiaries are included in the consolidated financial statements for the year ended December 31, 2025.